                                                                      EXHIBIT 21

                           SUBSIDIARIES OF NEW VALLEY

     The following is a list of the active subsidiaries of New Valley as of March 21, 2003, indicating the jurisdiction of incorporation of each and the names under which such subsidiaries conduct business.

            NAME OF BUSINESS (% OWNERSHIP)              JURISDICTION OF INCORPORATION
            ------------------------------              -----------------------------
New Valley Capital Corporation (100%).................            Delaware
ALKI Corp. (100%).....................................            Delaware

     Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.